January 30, 2017

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 3233
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-Q for the Quarter Ended September 30, 2016
Filed November 9, 2016
File No. 001-36124

Dear Mr. Telewicz:

This letter is in response to the Staff’s comment furnished to Gaming and Leisure Properties, Inc. (“GLPI” or the "Company") in your letter, dated January 19, 2017 to William J. Clifford, our Chief Financial Officer, regarding the filing noted above. We have presented the Staff’s comment in italicized, bold type followed by our response to the comment below.

Form 10-Q filed on November 9, 2016
Item 1 Financial Statements (Unaudited) page 4
Notes to the condensed consolidated financial statements, page 8
Note 5. Acquisitions

1. We have considered your response to our prior comment. We note in your response that GLPI and CCR were the only named parties subject to the Amended and Restated Purchase Agreement. We further note that GLPI entered into a separate purchase agreement with Pinnacle for the sale of the Meadows’ operating assets. Please clarify for us the form of the transfer of the Meadows’ operating assets from GLPI to Pinnacle (e.g. sale, assignment etc.) and provide us with a summary of the significant terms of the agreement. In addition, please tell us whether the Meadows’ operating assets revert to GLPI should Pinnacle cease operations or otherwise decide to stop operating the Meadows casino.

Gaming and Leisure Properties Response:

As described in our initial response letter, dated December 22, 2016, the Meadows transaction was consummated in a series of steps pursuant to which, first, the operating assets were acquired by Pinnacle directly from CCR and then, and only then, the real property assets were acquired by GLPI. For the tax-related reasons discussed in our initial response letter, this two-step form of sale had always been contemplated by both the original and Amended and Restated Purchase Agreement.

As noted in the Staff’s comment, Pinnacle was not a party to the Amended and Restated Purchase Agreement. This was because at time of signing of the Amended and Restated Purchase Agreement (December 15, 2015), Pinnacle had not yet been identified as the “third party operator” contemplated by the agreement. On March 29, 2016, GLPI and Pinnacle reached agreement for Pinnacle to be the “third party operator” and to acquire the Meadows' operating assets at closing. The agreement between GLPI and Pinnacle (the “Pinnacle Purchase Agreement”) provided for Pinnacle to acquire the operating assets directly from CCR, as above. Specifically, the operative Section 1.01 of the Pinnacle Purchase Agreement provided:

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“GLPC [GLP Capital] shall exercise its rights under the [Amended & Restated Membership Interest Purchase Agreement] to cause each Seller to sell to Buyer, and Buyer shall purchase from each Seller, the Acquired Interests held by such Seller,”

where the term “Acquired Interests” was defined to refer to the interests in the CCR entities holding the operating assets and the term “Seller” was defined to refer to the CCR entities that were the then-current owners of those interests.

Accordingly, the Pinnacle Purchase Agreement between GLPI and Pinnacle was essentially an agreement for GLPI to cause CCR to sell these assets directly to Pinnacle in exchange for Pinnacle paying directly to CCR the portion of the overall purchase price allocated to the operating assets. The remaining terms of the agreement (e.g., working capital adjustments, representations, covenants, conditions and termination) were largely structured on a “back-to-back” basis with the corresponding provisions in the Amended and Restated Purchase Agreement. For example, in the Pinnacle Purchase Agreement GLPI made representations to Pinnacle about the assets to be acquired by Pinnacle, where such representations were explicitly based solely on the same representations being made to GLPI by CCR under the Amended and Restated Purchase Agreement. Likewise, the Pinnacle Purchase Agreement provided that GLPI must give Pinnacle the benefit of any claims or other rights GLPI might have under the Amended Restated Purchase Agreement with respect to a breach of any of those representations. In the same vein, the Pinnacle Purchase Agreement provided that the failure of a condition or a termination under the Amended Restated Purchase Agreement would automatically also constitute the failure of a condition and termination under the Pinnacle Purchase Agreement. In short, the Pinnacle Purchase Agreement was crafted to, as much as possible under the circumstances, put the parties in the same position as if Pinnacle had itself been a party to the Amended and Restated Purchase Agreement.

As such, the Meadows operating assets were purchased by Pinnacle directly from CCR without any tie, historic or prospective, to GLPI. Should Pinnacle cease operating the Meadows facility or cease operations entirely, neither the Pinnacle Purchase Agreement nor GLPI’s lease with Pinnacle provide for a reversion of the operating assets to GLPI.

We trust that you find the discussion responsive to the questions posed in the Staff’s comment relating to the structure of the Meadows transaction. If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,

/s/ Desiree A. Burke
Senior Vice President and Chief Accounting Officer

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